ane

18000725

SECURITIES A[illegible]
Wa[illegible]

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|---|---|
| Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67406 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hampton Hedge Fund Marketing, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Geneva Hill Court
(No. and Street)

| Oakton | VA | 22124 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas McGregor 703-536-0205
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

| PO Box 2555 | Hamilton Square | NJ | 08690 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ane 6/27/18



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Douglas H McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Signature

Managing Member – Douglas H. McGregor

COMMONWEALTH OF VIRGINIA
RIM H MOURAD
NOTARY PUBLIC
REG. # 7500709
COMMISSION EXPIRES
03/31/2019

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMPTON HEDGE FUND MARKETING, LLC

TABLE OF CONTENTS

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
**Hampton Hedge Fund Marketing, LLC**

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC as of December 31, 2017, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2017 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Hampton Hedge Fund Marketing, LLC's management. My responsibility is to express an opinion on Hampton Hedge Fund Marketing, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Hampton Hedge Fund Marketing, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

## Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Hampton Hedge Fund Marketing, LLC's financial statements.

The supplemental information is the responsibility of Hampton Hedge Fund Marketing, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

I have served as Hampton Hedge Fund Marketing, LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2018

## Statement of Financial Condition
as of December 31, 2017

| | |
|---|---|
| ASSETS | |
| Cash | 24,270 |
| TOTAL ASSETS | 24,270 |
| LIABILITIES AND MEMBER EQUITY | |
| Accrued Expenses | 606 |
| Total Liabilities | 606 |
| Member Equity | 23,664 |
| TOTAL LIABILITIES AND MEMBER EQUITY | 24,270 |

See accompanying notes

Hampton Hedge Fund Marketing, LLC
Audited Financial Statements
For the Year Ended December 31, 2017

## Statement of Income
for the year ended December 31, 2017

| | |
|---|---|
| REVENUE | |
| Fee Income | 201,238 |
| Other Income | 58,198 |
| TOTAL | 259,436 |
| EXPENSES | |
| Compensation | 37,770 |
| Professional Fees | 28,510 |
| Rent | 14,400 |
| Technology and Communications | 7,240 |
| Travel and Entertainment | 302 |
| Regulatory Fees | 6,002 |
| Other Expenses | 4,849 |
| TOTAL EXPENSES | 99,073 |
| NET INCOME | 160,363 |

Se accompanying notes

Statement of Changes in Member Equity
for the year ended December 31, 2017

| STATEMENT OF CHANGES IN MEMBER EQUITY | |
|---|---|
| Member's Equity at December 31, 2016 | 163,902 |
| Capital Withdrawals | (300,601) |
| Net Income | 160,363 |
| Member's Equity at December 31, 2017 | 23,664 |

See accompanying notes

Statement of Cash Flows
for the year ended December 31, 2017

| | |
|---|---|
| Net Income | 160,363 |
| Adjustments to net income: | |
| Decrease (Increase) in Commissions Receivable | 64,485 |
| Increase (Decrease) in Accrued Expenses | (363) |
| Increase (Decrease) in Defined Pension Plan Liability | (58,198) |
| Adjusted Net Income | 166,505 |
| Cash from Investment Activities: | |
| Sale of Investment in Partnership | 129,157 |
| Cash from Financing Activities: | |
| Member's Distributions | (300,601) |
| Net Change in Cash | (5,157) |
| Cash at December 31, 2016 | 29,427 |
| Cash at December 31, 2017 | 24,270 |

See accompanying notes

## NOTES TO FINANCIAL STATEMENTS

The accompanying notes are an integral part of these financial statements.

### NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any

input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

See below for further information on this topic.

Statement of Cash Flows

The Company maintains cash and cash equivalents with financial institutions. The Company considers cash and cash equivalents as those amounts that are not subject to restrictions or penalties and have an original maturity of three months or less. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Accrued Expenses and Other Liabilities

The Company's financial statements include certain accrued expenses that are fixed and determinable at December 31, 2017. Such accruals are reflected in the Statement of Financial Condition in the current liability section.

NOTE B-INCOME TAXES

The Company was formed as an LLC but elected to be treated as a corporation. Effective January 1, 2009, the Company has elected to be treated as a pass-through entity (an "S-Corporation") for federal and Virginia income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes. Penalties and interest, if any, assessed by taxing authorities are included in operating expenses.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. For the year ended December 31, 2017, management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2017, 2016, and 2015 are potentially subject to examination by the IRS, generally for three years after they were filed.

NOTE C—SECURITIES TRANSACTIONS AND SECURITY LENDING

The Company has not entered into any securities or commodities transactions. The Company sells limited partnership interests, but the customer funds are paid directly to the issuer, not to the Company.

Resale and Repurchase Agreements

The Company has not entered into any transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos). The Company has not entered into any securities borrowed and securities loaned transactions. As of December 31,2017, the

Company had not entered into any subordinated loan agreements.

NOTE D- MAJOR CUSTOMER

For the year ended December 31, 2017, total income is earned from 2 customers. Approximately 99%, of the Company's fee income comes from one customer.

NOTE E-RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. See attached exemption statement.

NOTE F -RELATED PARTY TRANSACTION

The Company rents space from a property owned by the member. The monthly rent for this space is $1,200 per month and is on a month-to-month basis. The total cost incurred for 2017 was $14,400.

The Company pays a salary to the member. Total compensation received by the member in 2017 was $37,552.

NOTE G-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that an acceptable ratio of aggregate indebtedness to net capital exist. At December 31, 2017, the Company had net capital of 23,664, which was greater than the minimum requirement of $5,000 by $18,664. The Company's ratio of aggregate indebtedness to net capital was .0256.

NOTE H -DEFINED BENEFIT PENSION

During 2017 the Company terminated its Defined Benefit Pension Plan. Other Income of $58,198 was recognized in 2017 upon liquidation of the unfunded liability relating to the plan.

NOTE I-COMMITMENTS AND CONTINGENT LIABILITIES AND DERIVATIVES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017, during the year then ended or as of the date of this report. As of December 31, 2017, there were no contractual or notional amounts of derivative financial instruments used for trading.

NOTE J—FINANCIAL INSTRUMENTS

No derivative financial instruments (futures, options, swaps, etc.) have been entered into on behalf of the customers. The Company did not enter into certain other transactions that, in industry practice, would not be recorded on the Statement of Financial Condition, such as

commitments to enter into future resale and repurchase agreements. Further, the Company has not extended credit to its customers in transactions, and has no secured financing, such as bank loans, or which might require it to pledge collateral in support thereof.

NOTE K – MARKET RISK

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

NOTE L – ASC 820, FAIR VALUE MEASUREMENTS

For the year ended December 31, 2017

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Cash | 24,270 | - | - |
| Total Assets | 24,270 | - | - |
| Liabilities | | | |
| Accrued Expenses | 606 | - | - |
| Total Liabilities | 606 | - | - |

NOTE M-SUBSEQUENT EVENTS

There were withdrawals of $23,000 in the ordinary course of business during the period ended February 20, 2017.

No other information is required to be disclosed.

**Supplementary Information**

**Pursuant to Rule 17a-5 of the**

**Securities Exchange Act of 1934**

**As of December 31, 2017**

Hampton Hedge Fund Marketing, LLC
Computation of Net Capital Pursuant to Rule 15C3-1
For the Year Ended December 31, 2017

| | |
|---|---|
| Total Assets | 24,270 |
| Total Liabilities | 606 |
| Net Capital | 23,664 |
| Required Minimum Net Capital | 5,000 |
| Excess Net Capital | 18,664 |

| | |
|---|---|
| Aggregate Indebtedness | 606 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.0256 |
| 6 2/3% of aggregate indebtedness | 40 |
| Required Net Capital | 5,000 |

Reconciliation of Computed Net Capital
Pursuant to Rule 17a-5(d) (4)
as of December 31, 2017

| | |
|---|---|
| Computed Net Capital | 23,664 |
| Net Capital as reported in Company's Part II audited FOCUS Report (as amended March 6, 2018) | 23,664 |
| Difference | 0 |

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2017.

HAMPTON

# EXEMPTION
# REPORT

Hampton Hedge Fund Marketing, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Report to be made by certain broker-dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Douglas H. McGregor

Principle

Authorized Signature

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
**Hampton Hedge Fund Marketing, LLC**

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hampton Hedge Fund Marketing, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hampton Hedge Fund Marketing, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Hampton Hedge Fund, LLC the identified exemption provisions throughout the most recent fiscal year without exception. Hampton Hedge Fund Marketing, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hampton Hedge Fund Marketing, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2018

**Hampton Hedge Fund Marketing, LLC**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Hampton Hedge Fund Marketing, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

**Hampton Hedge Fund Marketing, LLC**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2017

**"EXEMPT UNDER 15c3-3 (k)(2)(i)**

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Hampton Hedge Fund Marketing, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.